Exhibit 99.1

CORPORATE PRESENTATION March 2026 Advancing the next Generation of Immuno - oncology NASDAQ/TASE : PPBT

2 Forward - looking Statements and Safe Harbor Certain statements in this presentation that are forward - looking and not statements of historical fact are forward - looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 . Such forward - looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters . You should not place undue reliance on these forward - looking statements, which are not guarantees of future performance . Forward - looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause or contribute to such differences include, among others, risks relating to : the plans, strategies and objectives of management for future operations ; product development for NT 219 , CM 24 and IM 1240 ; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration ; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes ; our ability to successfully develop and commercialize our pharmaceutical products ; the expense, length, progress and results of any clinical trials ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products ; the difficulty of predicting actions of the U . S . Food and Drug Administration or any other applicable regulator of pharmaceutical products ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market ; the introduction of competing products ; patents obtained by competitors ; dependence on the effectiveness of our patents and other protections for innovative products ; our ability to obtain, maintain and defend issued patents ; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action ; and the exposure to litigation, including patent litigation, and/or regulatory actions ; the impact of the economic, public health, political and security situation in Israel, the U . S . and other countries in which we may operate or obtain approvals for our products or our business, and other factors that are discussed in our Annual Report on Form 20 - F for the year ended December 31 , 2025 and in our other filings with the U . S . Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports . These are factors that we believe could cause our actual results to differ materially from expected results . Other factors besides those we have listed could also adversely affect us . Any forward - looking statement in this press release speaks only as of the date which it is made . We disclaim any intention or obligation to publicly update or revise any forward - looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law . You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https : //www . sec . gov . The trademarks, tradenames, service marks and logos included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of the products or services of the Company

| 3 1 Lead Program Entering the Clinic IM1240, our first tri - specific antibody from the CAPTN - 3 platform 2 CAPTN - 3: Differentiated multi - specific platform with Efficacy & Safety advantages The only platform designed to engage both T cells AND NK cells for enhanced anti - tumor potency, while incorporating a masking technology demonstrating 300 п improved safety compared to the non - masked comparator 3 Clinical - Stage Assets with Partnership/Investment Potential Two Phase 2 programs (CM24 in pancreatic cancer, NT219 in head and neck) with positive data — available for partnership 4 Funded Through Key Milestones Cash runway extends into 2027, covering IM1240 Tox, IND filing up to Phase 1 initiation FINANCIALS Cash $9.5M Runway INTO H1 2027 Exchange NASDAQ + TASE  PPBT Shares Outstanding 930K As of December 31, 2025 As of December 31, 2025 Snapshot: Company Highlights

| 4 While multi - specific biologics have demonstrated initial success in hematologic cancers, current T - cell engagers face substantial challenges that have constrained their broader clinical impact in solid tumors. Imprecise Targeting Many T - cell engagers are "always on" — activating throughout the body rather than selectively at tumors Severe Toxicity T - cell engagers cause cytokine release syndrome (CRS), limiting therapeutic doses 51 - 90% CRS rates with current TCEs Limited Potency Engaging only T cells isn't enough — tumors adapt and escape single - mechanism therapies * Synnott et al., Cancer, 2025 ( URL ) The Problem: T Cell Therapies Need a New Approach

| 5 Solid tumors are the next frontier for T - cell engagers: With CAPTN - ϯ ,  tri - specific antibodies that enhance immune activation only at tumors site - combining safety with powerful anti - tumor activity STEP 1: SAFE - INACTIVE IN BLOOD TCE is "capped" — not triggering immune activation while targeting the Tumor Associated Antigen (TAA) → STEP 2 : ACTIVATED AT TUMOR Tumor enzymes remove cap, activating drug precisely where needed → STEP 3: DUAL IMMUNE ATTACK Engages both T cells AND NK cells for more powerful attack while binding to the TAA In preclinical studies, IM1240 had improved safety at doses 300x higher than the non - capped variant Key Advantage: TCE + NK cell engager + TAA Cancer binder α TAA Abs a - NK binder Abs T - cell - binder a - CD3 Abs  CD 3 masking moiety Masked TCE activated in TME Cancer microenvironment Protease cleavage Engagement Tumor cell NK cell T cell Our Lead Program: CAPTN - 3 Platform

6 PROGRAM INDICATION PRECLINCAL PHASE 1 PHASE 2 COLLABORATOR KEY NEXT MILESTONES CAPTN - 3 PLATFORM — Lead Program IM1240 Capped - CD3x5T4xNKG2A Solid Tumors TOX, IND, in 2026 , Ph 1 Initiation in 2027 IM1305 Capped - CD3xTROP2xNKG2A Solid Tumors CLINICAL ASSETS — Partnership Opportunities CM24 CEACAM1 mAb Pancreatic Partnering NT219 IRS1/2 + STAT3 Head and Neck Data Expected in 2026 A pipeline dedicated to advancing oncology therapies

| 7 Q 3 2026 Q 4 2026 Q1 2027 Ongoing IM 1240 GLP Tox Complete Final safety studies to support IND filing IM1240 IND Submission FDA application to begin human trials IM 1240 Phase 1 Start First patient dosed NT219 Interim Data Phase 2 head and neck readout IM 1305 Advancement TROP 2 program preclinical progress ★ IM1240 advancement into Phase 1 represents a major de - risking event for CAPTN - 3 CM 24 partnership Phase 2b initiation upon partnership 2026: Multiple Upcoming Value - Creating Catalysts

CAPTN - 3 : Conditionally - Activated Tri - Specific Antibody Platform YL1

9 CAPTN - 3: Built to Stand Out — Enhanced Efficacy with Improved Safety * B ased on publicly available information

10 anti - TAA Plug & Play Tri - specific Scaffold Differentiated by Capped TCE with an NK Cell Activating Arm 10 » Allows integration of multiple TAAs or NK - activating arms, enabling a robust pipeline of novel drug candidates. » Multiple opportunities for development and partnering  NKG 2 A  NKG 2 D Other NK cell engagers NK engager Cap - HSA CD3 TAA α 5T4 α TROP2 α EGFR Other New  TAA » Dual immune activation of T cells and NK cells drives synergistic and robust efficacy » Potent activation of highly cytotoxic T - cell subsets (CD 8 ⁺ , γδ 2 ), further enhanced by checkpoint modulation (NKG 2 A/HLA - E axis) » Conditionally activated TCE design delivers a superior safety profile with enhanced antitumor activity » Optimized pharmacokinetics and stability enabled by the capping design and incorporation of human serum albumin (HSA) » Tumor - selective activation via multi - protease – mediated cap cleavage and a non - capped TAA design enables efficient targeting across multiple tumor types and optimal immune engagement Differentiated TCE Platform Modular TCE architecture

11 Plug & Play Platform Capabilities Demonstrated In - Vivo 11 CD3x 5T4 xNKG2A CD3x EGFR xNKG2A CD 3 x 5 T 4 x NKG 2 D Platform demonstrations Pipeline candidates Sustained tumor regression was presented for several tri - specifics, targeting various TAAs and NK receptors: CD 3 x TROP 2 xNKG 2 A

12 Unleashing both innate and adaptive immune response Dual activation of cytotoxic T - cells by CD3 engagement & NKG2A inhibition Stimulates both helper (CD 4 +) and killer (CD 8 +) effector T cells via CD 3 targeting Dual mechanism: turns on killer T cells and blocks an immune “off switch” to unleash a stronger attack on tumors Activates NK cells by blocking the inhibitory NKG2A – HLA - E interaction

13 Substantial contribution of the NKG 2 A arm was demonstrated: • in - vivo : IL 15 KI mouse model • in patient - derived explants (PDE) • in cell - based assays: • reinvigoration of exhausted T cells • NKG 2 A + gd 2 cell activation and anti - cancer activity • Blocking of NK arm function through mutation resulted in a substantial reduction in anti - cancer efficacy of CAPTN - 3 • The synergistic effect of the NK arm and the CD 3 arm was demonstrated Significant contribution of the NK and CD 3 arms to the anti - tumor activity in vivo (EACR 2025 ) TNBC tumor growth inhibition in IL 15 KI mice* S ignificant effects of the NK and CD 3 arms Contribution of the NKG2A arm (p = 0.002) Contribution of the CD 3 arm (p < 0.0001 ) Tumor volume (mm 3 ) Tumor volume (mm 3 ) CAPTN - 3 1.5mg/kg CAPTN - 3 (non - cleavable cap - CD 3 ) 1.5 mg/kg CAPTN - 3 0.75 mg/kg CAPTN - 3 (mutated NKG 2 A) 0.7.5 mg/kg *Xenograft model of B - NDG IL15 KI mice inoculated with PBMC+MDA - MB - 231, treatments were QOD till end of study. The added value of the NKG2A arm was tested by comparing IM1240 activity to a capCD3x5T4xmutatedNKG2A (IM1340) at 0.75mg/kg dose. The added value of the CD3 arm was tested by comparing IM1240 activity to a non - cleavable capCD3x5T4xNKG2A (IM1242) at 1.5mg/kg dose.

14 The power of NK arm inclusion in CAPTN - 3 structure NKG2A is consistently accompanied by tumor expression of 5T4 or TROP2 (ESMO - IO 2025) » NKG 2 A and HLA - E expression in tumors demonstrates an invariant relationship . » NKG 2 A expression was strongly correlated to 5 T 4 and TROP 2 expression, supporting the CAPTN - 3 design of combining T cell engagement with these TAAs with the inhibition of the NKG 2 A : HLA - E axis . Transcriptomic analysis of approximately ~11,000 primary cancers (TCGA)

15 5 T 4 & TROP 2 Sought - after targets in oncology expressed on solid tumors 5 T 4 is a Tumor Associated Antigen prevalent in several large indications Kemper et al. LSA 2022;5:e202201481 Trop - 2 expression distribution across multiple solid tumors Kuo, Peiwen, et al. PloS one 20.4 (2025): e0321555 CESC, cervical squamous cell carcinoma and endocervical adenocarcinoma; BLCA, bladder urothelial carcinoma; PRAD, prostate ad eno carcinoma; LUAD and LUSC, NSCLC; ESCA, esophageal carcinoma; THCA, thyroid carcinoma; PAAD, pancreatic adenocarcinoma; UCEC, uterine corpus endometrial carcinoma

| 16 5 38 49 94 0 20 40 60 80 100 Control IM1242 IM1340 IM1240 cResponse Score CD3x5T4 x NKG2A (cleavable cap) IM1240 5T4xNKG2A (non - cleavable) capped  CD3) 5T4xCD3 (cleavable cap; mutated NKG2A) Patient - derived explants (PDE) of 5 T 4 + NSCLC ** Synergistic effect of the CD 3 and NKG 2 A arms *TNBC MDA - MB - 231 cells were s.c. inoculated 1:1 with PBMCs on day 0 . Treatments: IV QOD 1 mg/kg (non - capped) or equimolar dose 1.7 mg/kg (capped, 1240 ) till day 24 , 8 mice per group, Follow up 20 days following treatment completion ** 5 T 4 + NCSLC Patient - Derived Explant (PDE)* at 10 nM concentration *** Ex vivo patient - derived tumor explants (PDE) involve the culture of resected tumor fragments that retain the TME native architec ture and immune cell array, tumor heterogeneity and the proliferative capacity (Golan 2023 , Powley 2020 ). Fresh NSCLC patient - derived biopsy was cultured as 250 um slices, treated for 96 hr, fixed, and H&E slides were blindly scored for response based on cell viability and damage to the cancerous tissue according t o p athological criteria. A scale of 0 – 100 was created with a score of 0 representing completely viable cancer tissue and a score of 100 representing no viable cancer cells. The analysis included functional (cell death) score of response ( cResponse ) using proprietary artificial intelligence (AI) algorithm ( Curesponse ). IM 1240 : capped - CD 3 x 5 T 4 xNKG 2 A In vivo efficacy and synergistic effect of the CD 3 and NKG 2 A arms Days following treatment initiation Treatment In vivo anti - tumor efficacy of IM1240 & IM1222* Effective cleavage ( p<0.0001 ) • Tumor regression by IM1240 is demonstrated . N o tumor recurrence observed • Similar effects for IM1240 (CD3 - capped) and IM1222 (CD3 - non capped) suggest efficient IM1240 efficacy following cap - cleavage • Disabling either the CD3 or NKG2A arm diminished activity (score of 38 or 49), while the full tri - specific antibody drove powerful cancer cell killing (score of 94)

| 17 IM 1305 : capped - CD 3 xTROP 2 xNKG 2 A In vivo PoC: Dose Depended, Effective and Sustainable In - vivo Tumor Regression by IM 1305 & IM 1302 * • Sustained tumor regression by IM1305. No tumor recurrence observed. • Similar results were obtained with equimolar doses of the non - capped variant, IM1302, suggesting efficient cleavage of the cap in the TME. *IM 1302 is uncapped - CD#xTROP 2 xNKG 2 A. TNBC MDA - MB - 231 cells were s.c. inoculated 1:1 with PBMCs on day 0 in IL 15 - KI BNDG mice ( 8 mice per group). 20 days following treatment completion tumor was removed and weighed (day 48 ). Statistics performed by 2 - side Anova test.

18 Next Steps: IM1240 and Other CAPTN - 3 Antibodies GLP tox • Q3 26 IND submission • Q4 26 Initiation of FIH clinical trials • Q 1 27 Non GLP Dose range finding toxicology study in non - human primates for IM 1240 completed successfully: • Demonstrated improved safety at doses up to 300 - fold higher than a non - capped comparator • Showed increased systemic exposure and a prolonged circulating half - life enabled by its human serum albumin moiety and capping d esign • Data support optimization of the planned toxicology study design and reinforce confidence in the safety profile . Planned IM 1240 Phase 1 Study • Basket trial in certain advanced/metastatic solid tumors likely to express 5 T 4 potentially including: TNBC, esophageal, SCCHN, NSCLC, ovarian, gastric adenocarcinoma and bladder cancers • Primary Objectives: to assess the safety, tolerability and MTD of IM 1240 in patients, determine the RP 2 D of IM 1240 • In a pre - IND meeting, the FDA provided a clear roadmap for non - clinical and clinical development Initiated development of IM 1305 : capped - CD 3 xTROP 2 xNKG 2 A

CM 24 : an α - CEACAM 1 * mAb Significant opportunity in multiple large indications with unmet medical need Clinical POC achieved in PDAC *Carcinoembryonic Antigen Cell Adhesion Molecule

20 CM24: Targeting CEACAM1 expressing tumors • CEACAM1 is overexpressed in >90% of colon, pancreatic and bladder cancers and in >70% in lung, gastric and biliary tract cancers • CEACAM1 is a part of the Neutrophil Extracellular Traps (NETs) structure Attractive new target • CM 24 increases T cell and NK cell - mediated cytotoxicity against tumors • CM 24 binds to CEACAM 1 on NETs and inhibits NET - related activities • CM 24 shows benefits in combination with immuno - oncology treatments Demonstrated mechanism of action • 19 % reduction in risk of death (HR=0. 81 ) and 2 5 % reduction in the risk of progression or death (HR=0.7 5 ) and 25% ORR, in metastatic PDAC as second - line treatment • Potential biomarkers: Serum CEACAM1 and MPO, C EA CAM1 + tumor cells and CPS PoC Clinical efficacy • Large opportunities to leverage the MoA in multiple indications (lung, colon, GI etc.) • Significant unmet medical need in pancreatic ductal adenocarcinoma (PDAC), the most common form of pancreatic cancer Sizable market potential

21 CM 24 : Immune modulation of CEACAM 1 expressing TMEs Markel et al, J Immunol 2002 , 2006 ; Immunology, 2008 ; Cancer Immunol Immunother 2010 ; Ortenberg et al, Mol Cancer Ther 2012 ; Zhou, 2009 ; Li, 2013 ; Huang, 2015 ; Acharya N, et al. J Immunotherapy Canc 8 :e 911 - 22 , 2020 . ; Gerstel, D. et al. CEACAM 1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation. Oncogene 30 , 4275 – 4288 (2011), * Beauchemin N, Cancer Metastasis Rev 32 , 643 - 671 (2013) CEACAM 1 expression on tumor and tumor - infiltrating immune cells in PDAC CEACAM1 scoring in PDAC TMA vs normal tissues Representative examples of CEACAM 1 immunohistochemical images of pancreatic adenocarcinoma and normal tissues CD PDAC tumor cells Normal 80 µm 80 µm 80 µm 80µm CEACAM 1 + CD 8 + CD CEACAM1 + NK cells Immune cells Tumor CD 8 +T & NK Cells CEACAM 1 CEACAM1 CEACAM 1 CEACAM5 CM24 Activating the immune response Making the tumor visible TME - Tumor Microenvironment

22 CCAM1 CM 24 CM24 CCAM1 CM24 CM 24 b locks NET - related activities by CEACAM 1 inhibition (adapted from ‘ Chen, Q et al. Cancers 2021 , 13 , 2832 ’ ); Rayes RF, et al. Neutrophil Extracellular Trap - Associated CEACAM 1 as a Putative Therapeutic Target to Prevent Metastatic Progression of Colon Carcinoma. J Immunol. 2020 ; NETs Primed intercellular communication in cancer progression as a promising therapeutic target [Shang et al. Biomarker Resea rch (2023) 11:24 ] CEACAM 1 is a part of the Neutrophil extracellular traps ( NET) structure MPO ( green ) DAPI ( blue ), CM24 ( red ) CM 24 ( red ) CM24 binds to CEACAM1 on NETs NETs are web - like structures involved in: • Tumor immune evasion • Tumor progression • Metastasis • Cancer - associated thrombosis

23 Large market opportunity based on CEACAM 1 expression in PDAC 1 .https://seer.cancer.gov/ statfacts /html/pancreas.html , 2 . De Jesus VHF, Camandaroba MPG, Calsavara VF, Riechelmann RP. 3 . Systematic review and meta - analysis of gemcitabine - based chemotherapy after FOLFIRINOX in advanced pancreatic cancer. Therapeutic Advances in Medical Oncology. 2020 ; 12 . doi: 10.1177 / 1758835920905408 4 . Wang - Gillam A, Hubner RA, Siveke JT, et al. NAPOLI - 1 phase 3 study of liposomal irinotecan in metastatic pancreatic cancer: Final overall survival analysis and characteristics of long - term survivors. Eur J Cancer. 2019 ; 108:78 - 87 . doi: 10.1016 /j.ejca. 2018.12.007 . 5 . Calinescu et al, Journal of Immunology Research 2018 : 7169081 ; Carcinoembryonic antigen - related cell adhesion molecules (CEACAM) 1 , 5 and 6 as biomarkers in pancreatic cancer, DOI: 10.1371 /journal.pone. 0113023 • ~ 60 K new cases/year in the US 1 ; 140 K new cases in EU in 2023 • 5 - year relative survival rate of 12% 1 • 2 nd line chemo has 5 - year overall survival rate of 3% 1 • 2 nd line Overall Survival of 6 to 8 months 2,3,4 • CEACAM1 expression correlates with poor prognosis in pancreatic cancer 5 • Clinical and preclinical data support targeting patients based on CEACAM1 levels • Synergy of CM24 with currently marketed IO therapies Key PDAC Statistics Limited Treatment Options CM24 Opportunity Market opportunity in additional indications based on CEACAM1 expression pan - RAS inhibitor advancing in Phase 3 as second - line treatment Advanced PDAC PS 0 - 1 Bilirubin <1.5xULN No comorbidities PS 2 Bilirubin ≤1.5xULN PS 2 & KPS <70 Bilirubin >1.5xULN PS 3 - 4 FOLFIRINOX NALIRIFO X Gem/nab Nal - IRI/5FU/LV mFOLFOX6 Gem/nab Gem BSC Gem/nab 1 st L 2 nd L

24 A randomized Bayesian study of CM24 in combination with nivolumab plus SoC chemotherapy in 2 nd line PDAC patients* Primary endpoint : OS Secondary endpoints: PFS, ORR, DCR OS rate @ 6 & 12 months, PFS rate @ 3 & 6 months Completed Randomized Phase 2 Combination Study (NCT04731467) – Experimental arm CM24 + nivolumab & Nal - IRI/5FU/LV n=16 Control arm Nal - IRI/5FU/LV n=15 PDAC patients progressing on or after 1 st line standard of care chemotherapy Randomized n= 31 1:1 * The other part of the study with gemcitabine/nab - paclitaxel regimen (n= 32 ) was affected by informative censoring hence non interpretable Safety - well tolerated Exploratory biomarkers : Serum & tumor CEACAM 1 , NET marker (Myeloperoxidase - MPO), PDL 1 Demographics and patient characteristics (ITT)

25 Phase 2 Efficacy Proof of Concept demonstrated: Consistent efficacy across all endpoints » Higher objective response rate ( ORR) ( 25 % vs 6.7% ) » Higher disease control rate ( DCR) ( 62.5 % vs 46.7%) » Consistent and continuous decrease of CA 19 - 9 Median CA 19 - 9 levels % change in tumor size » 19 % reduction in risk of death (HR=0. 81 ) and 2 5 % reduction in the risk of progression or death ( HR=0.7 5 ) » Prolongation of 2. 3 months in median overall survival and 1.9 months in median progression - free survival Overall Survival Progression Free Survival Experimental Control Experimental Control

26 Phase 2 Biomarkers analysis in serum or tumor Significantly improved OS, PFS and ORR Statistically significant results in patients with pre - treatment serum CEACAM 1 levels ( 6 K - 15 K pg /mL) or tumor CEACAM 1 expression (H - score 115 - 275 ) » 78 % reduction in risk of death ( HR 0. 22 , p 0.006 ) and 95 % reduction in the risk of progression or death ( HR 0.05 , p 0.0003 ) » Prolongation of 3.7 months in median overall survival and 2 .9 months in median progression - free survival » Higher objective response rate ( ORR) ( 37.5 % vs 0% ) serum CEACAM1 or MPO enriched patients CEACAM 1 + Tumor cell H score 115 - 275 or Serum CEACAM 1 6 K - 15 K pg /mL Overall Survival HR = 0.22 (CI 0.07 - 0.7 )  median= 3.7 m P = 0.006 Exp Cont Progression Free Survival HR = 0.05 (CI 0.01 - 0.44 )  median = 2.9 m P = 0.0003 Exp Cont Serum/tumor CEACAM1 enriched patients – EXP CONT 6K < sCCAM1 < 15K pg /mL or 200 < MPO < 600 ng/mL Overall Survival EXP CONT HR = 0.39 (CI 0.16 - 0.98 )  median= 2.4 m P = 0.039 Progression Free Survival HR = 0.28 (CI 0.11 - 0.73 )  median= 2.2 m P = 0.006 Statistically significant results in patients with baseline serum CEACAM1 or serum MPO levels representing 80% of patients in the study : » 61 % reduction in risk of death ( HR = 0. 39, p 0.039 ) and 72 % reduction in the risk of progression or death ( HR =0.28, p 0.006 ) » Prolongation of 2 . 4 months in median overall survival and 2.2 months in median progression - free survival » Higher objective response rate ( ORR) (30.7% vs 0% )

NT 219 : Small Molecule Degrader of IRS 1 / 2 and Blocker of STAT 3 Recurrent/Metastatic Head & Neck Cancer (R/M SCCHN) YL1

28 NT 219 : Novel IRS 1 / 2 and STAT 3 dual inhibitor for multiple indications • Covalently binds to Insulin Receptor Substrate IRS 1 / 2 and leads to their degradation • Dual inhibitor of STAT 3 & IRS 1 / 2 , both required to overcome drug resistance • Affects both the tumor and the TME • Suppresses cancer stem cells Innovative MOA • Outstanding efficacy in various PDX models in monotherapy and in combination • Potential in EGFRi , MAPKi and ICI resistant cancers Robust preclinical package • No DLTs in monotherapy or in combination • Early clinical proof - of - mechanism • Activated IGF 1 R and STAT 3 identified as potential predictive biomarkers • RP 2 D determined at 100 mg/kg , Phase 1 concluded.  Phase 2 initiated Clinical Stage • Opportunity to establish a Standard of Care in 2 L r/m SCCHN patients • Multiple market upsides in combination with approved cancer treatments • NT 219 is the only IRS degrader available for clinical investigation Broad Market Potential

29 Dose escalation in combination with cetuximab: Well tolerated, target exposure reached, responses observed • NT 219 was well tolerated as monotherapy and in combination with cetuximab ; No DLTs reported • Human Equivalent Dose exposure was reached at 50 mg/kg • RP 2 D determined at 100 mg/kg IRS2 in the biopsy tumor cells Activated STAT 3 in the TME SCCHN patient NT219+cetuximab Nuclear pSTAT 3 H - Score Membranal IRS 2 H - Score pre - treatment Post treatment pre - treatment Post treatment Target engagement demonstrated in patients ’ biopsies Dose - proportional increase in AUC and Cmax values

30 Monotherapy efficacy: • 20 evaluable patients (all doses): 2 PR (confirmed - GEJ, unconfirmed - PDAC), 5 SD Efficacy overview of combination arm in SCCHN patients: • 16 evaluable patients (all doses 6 , 12 , 24 , 50 , 100 mg/kg ) • Median follow - up of 9.4 months ( 95 % CI: 3.4 - 10.0 ) • Out of 8 treated with active doses ( 50 and 100 mg/kg): • 2 confirmed PRs; 3 SD • ORR: 25%, DCR: 62.5 % Biomarker analysis at 50 mg/kg dose of NT 219 with cetuximab : • Significant differences in the activated pIGF 1 R and pSTAT 3 were revealed in the 2 responders (PR) compared to the 2 non - responders (PD), verified in the 100 mg/kg cohort. NT 219 : Activity in mono and combo dose escalation Numbers under horizontal line designate NT 219 dose in mg/kg; P = HPV positive; N = HPV negative -70 -60 -50 -40 -30 -20 -10 0 10 20 30 40 50 60 70 80 90 100 100 (N) 24 (N) 12 (N) 24 (P) 50 (P) 100 (N) 24 (P) 12 (P) 100 (N) 12 (N) 100 (N) 6 (N) 50 (N) 50 (N) 50 (N) Best % change from baseline NT 219 +cetuximab Waterfall for tumor size change

31 Activated pIGF1R and STAT3, NT219 targets, as potential predictive biomarkers Biomarker analysis at the effective doses of NT 219 ( 50 & 100 mg/kg) with cetuximab: • Significant differences in the pretreatment levels of activated pIGF 1 R and pSTAT 3 were revealed in the responders (PR) compared to the non - responders (PD,SD) • The findings at the 50 mg/kg were verified at the 100 mg/kg dosed patients Responders (PR) Non - responders (PD) Responders (PR) Non - responders (PD)

32 Phase 2 : NT 219 + pembro or cetuximab in patients with R/M HNSCC – Phase 2 study initiated June 2025 Lead PI: Antonio Jimeno MD, PhD; U. Colorado Recurrent metastatic HNSCC ECOG PS 0 - 2 RECIST measurable disease n= 58 N 219 100 mg/kg Q 1 W+ pembro 200 mg Q 3 W n= 10 + 19 Simon 2 stage N 219 100 mg/kg Q 1 W+ cetuximab 400 mg/m 2 - > 250 mg/m 2 n= 10 + 19 Simon 2 stage R 1 st Line ICI Naive 2 nd Line 3 rd Line Cohort 1 Cohort 2

33 1 Lead Program Entering the Clinic IM1240, our first tri - specific antibody from the CAPTN - 3 platform 2 CAPTN - 3 : Differentiated multi - specific platform with Efficacy & Safety advantages The only platform designed to engage both T cells AND NK cells for enhanced anti - tumor potency, while incorporating a masking technology demonstrating 300 п improved safety compared to the non - masked comparator 3 Clinical - Stage Assets with Partnership/Investment Potential Two Phase 2 programs (CM 24 in pancreatic cancer, NT 219 in head and neck) with positive data — available for partnership 4 Funded Through Key Milestones Cash runway extends into 2027 , covering IM 1240 Tox, IND filing up to Phase 1 initiation FINANCIALS Cash $ 9.5 M Runway INTO H 1 2027 Exchange NASDAQ + TASE  PPBT Shares Outstanding 930 K As of December 31 , 2025 As of December 31 , 2025 Snapshot: Company Highlights

34 Leadership Team Michael Schickler, PhD Head of Clinical and Regulatory Affairs Formerly at Hoffmann - La Roche, CEO at CureTech Hadas Reuveni, PhD VP Research & Development Formerly at Keryx (NASDAQ:KERX) Gil Efron Chief Executive Officer Former Deputy CEO & CFO at Kamada (NASDAQ:KMDA) Eric K. Rowinsky, MD Chairman of the Board Former CMO at ImClone, Stemline , Board member at Biogen Inc. Shai Lankry Chief Financial Officer Former CFO at Gamida Cell Ltd. (NASDAQ:GMDA)

35 Contact Us: ir@purple - biotech.com THANK YOU

Appendix A | CAPTN - 3

37 5 T 4 : a Novel Target in Oncology Expressed on Solid Tumors 5 T 4 is highly expressed on common cancer types and relates to a poor prognosis Am J Cancer Res 2018 ; 8 (4): 610 - 623 www.ajcr.us /ISSN: 2156 - 6976 /ajcr 0074519 5T4 is a Tumor Associated Antigen prevalent in several large indications Multiple 5 T 4 targeting programs are advancing with different modalities Kemper et al. LSA 2022 ; 5 :e 202201481

38 • Binding to CD 3 and cytotoxic effect is retained following protease cleavage of the CD 3 cap • CAPTN - 3 uses multiple TME - specific proteases – increasing likelihood for cleavage by broad - tumor types CD 3 Cap inhibits T cell binding and cleavage restores activity: CAP advantages: improved safety, PK, and therapeutic window PBMCs mediated cytotoxicity assay Cytotoxic effect is restored following protease cleavage ELISA CD 3 binding assay Binding of CAPTN - 3 to CD 3 is dependent on protease cleavage (no proteases) CAPTN - 3 (no proteases) CAPTN - 3 +MMP 9 CAPTN - 3 +UPA Ab Conc. (nM) % C y t o t o x i c i t y 0.000001 0.0001 0.01 1 0 20 40 60 80 100 ProTribody ProTribody + MMP9 TriBody (no proteases) CAPTN - 3 (no proteases) CAPTN - 3 +MMP9

39 Cytokine release is 5 T 4 - dependent and suppressed by the cap for improved safety Two safety factors through the design of the tri - specific Ab: the TCE capping and the advantage of its TAA arm: • Safety factor # 1 : The capped variant vs the non capped, showed a decreased IFN  release > 150 - fold • Safety factor # 2 : In the absence of 5 T 4 - expressing cancer cells, the non - capped variant showed a decreased IFN  release ~ 50 - fold

Appendix B | CM 24

41 CEACAM 1 Plays a Key Role in Cancer Biology 01 | ADHESION Horst, 2011 “ CEACAM1 creates a pro - angiogenic tumor microenvironment that supports tumor vessel maturation ” “ Neutrophil extracellular trap - associated CEACAM 1 as a putative therapeutic target to prevent metastatic progression of colon carcinoma ” Ferri , 2020 Tsuzuki, 2020 Tsang, 2020 Blumberg, 2015 “ C EACAM 1 regulates TIM - 3 - mediated tolerance and exhaustion ” “ CEACAM 1 regulates Fas - mediated apoptosis in Jurkat T - cells via its interaction with β - catenin ” Shively, 2013 02 | IMMUNE CELLS/ IMMUNE EXCLUSION 03 | IMMUNO - ONCOLOGY “ Immune - checkpoint molecules on regulatory T - cells as a potential therapeutic target in head and neck squamous cell cancers ” “ [Blockade] enhances natural killer cell cytotoxicity against tumor cells through blockade of the inhibitory CEACAM 1 / CEACAM 5 immune checkpoint pathway ”

42 CM24 binds to CEACAM1 on NETs CM 24 Inhibits NET - Induced migration of CEACAM 1 expressing cancer cells CM 24 - Nivo treatment significantly reduced the enhanced NET levels in patient ’ s serum CM 24 binding/efficacy can be predicted by MPO levels MPO ( green ) DAPI ( blue ), CM 24 ( red ) CM24 ( red ) Level of MPO in patient serum (% of Pre - treatment) p = 0.034 p = 0.037 C 1 D 1 = Cycle 1 Day 1 ; EOI = End of CM 24 Infusion; C 1 D 15 = Cycle 1 Day 15 Melanoma cell line

43 CM24 Reduces Tumor Burden & Synergetic with α - PD - 1 Xenograft, lung lesion melanoma model (Mel 526 , IV), 7 mice/group (NOD/SCID), 4 TIL injections IV, every 10 days, Ab Dose: 10 mg/kg, Ab Regimen: twice a week, study duration 70 days (last treatment day – 44 ), tumor burden was monitored 26 days post last CM 24 treatment Significant benefits as both single agent and in combination with α - PD - 1

44 Phase 1 Dose Escalation Interim Results CM24 is Safe and Well Tolerated in Combi na tion with Nivolumab Grade Total AE Term 4/5 3 2 1 1 4 5 Diarrhea 3 1 4 Abdominal pain 2 2 4 Fever 1 3 4 Headache 4 4 Fatigue 2 1 3 Nausea 1 2 3 Creatinine increased 2 2 Hypokalemia 1 1 2 Dyspnea 2 2 Constipation 2 2 Cough 1 1 Abdominal pain aggravated 1 1 Alkaline phosphatase increase 1 1 Atrial flutter 1 1 C - Diff Colitis 1 1 GI bleed 1 1 Leukocytosis 1 1 Small bowel obstruction Study Design • As of March 8 th , 2022, a total of 13 patients were enrolled and 11 patients were evaluable for DLT determination (8 PDAC, 2 CRC and 1 PTC). • 9 patients had received 2 prior regimens for metastatic disease, 2 patients had one previous line. Phase 1 Doses: 10, 15, 20mg/kg q2wk + nivolumab (480mg q4w) 3+3 design, n=12 Indications: Pancreatic, CRC, Papillary Thyroid Carcinoma Phase 2 Expansion cohorts Safety • No DLTs were observed across all dose levels; no Grade 4 AEs or treatment - related deaths have been reported. • Grade 3 AEs were noted in 6/13 patients (46%).

45 CM24 Phase 1 Combination Study (NCT04731467) Demographics In the Phase 1 part, patients with indicated refractory cancers were administered CM24 at 10, 15, and 20mg/kg q2w and nivolumab 480mg q4w. • The primary objective of this part was to evaluate safety, tolerability, pharmacokinetics and determine the RP2D • Safety was assessed according to CTCAE v5 and preliminary anti - tumor activity was assessed by the investigators according to RECISTv1.1 using CT/MRI • CM24 and CEACAM1 measurements in serum, biopsy specimens, and TILs, as well as tumor and TILs PD - L1 levels are being determined As of March 8th, 2022, a total of 13 patients were enrolled and 11 patients were evaluable for dose - limiting toxicity (DLT) determination (8 PDAC, 2 CRC and 1 PTC) • 9 patients had received 2 prior regimens for metastatic disease and 2 patients had one previous line. Demographics of patients treated with CM24 (10, 15, 20mg/kg) in combination with nivolumab (480mg) Prior Lines of Therapy, n (%) 65 (49 - 76) Median age, years (range) 2 (18% ) 1 Sex, n (%) 9 (82% ) 2 5 (45% ) Male Diagnosis , n (%) 6 (55% ) Female 8 ( 7 3% ) Pancreatic cancer Ethnicity, n (%) 1 (9% ) Papillary Thyroid cancer 10 (91% ) Not Hispanic or Latino 2 (18% ) Colorectal cancer 1 (9% ) Hispanic or Latino 2 3 (11 - 73) Median Time from Initial Diagnosis months (range) Race, n (%) ECOG, n (%) 10 ( 9 1% ) White 7 ( 64%) 0 1 (9% ) Black or African American 4 ( 36%) 1

46 Confirmed Partial Response in a 3L PDAC Patient Patient Profile • 65 y/o female, pancreatic cancer • 2 prior lines of treatments: FOLFIRINOX and gemcitabine/nab - paclitaxel • Post Whipple Procedure • Patient had a germline NF1 VUS, with MSI - S and PDL - 1 IHC 2+ and 5% staining • Confirmed Partial Response: a fter initial treatment, the patient had a Partial Response of 40%, with a definite reduction of the para - tracheal adenopathy and liver lesions and 58% reduction in CA19 - 9 levels • Under treatment for 6 months, still under monitoring. 655 681 283 SCREENING FIRST VISIT - PREDOSE 2 MONTH VISIT - PREDOSE CA - 19 - 9 Levels

47 CM24 Phase 1 Dose Escalation Results E ncouraging data in 2L/3L Pancreatic Ductal Adenocarcinoma (PDAC) patients Study Results 14 patients were evaluable for efficacy: • Best overall response included 1 Partial Response (PR) (PDAC) and 4 Stable Disease (SD) (3 PDAC and 1 papillary thyroid cancer (PTC)) • Pharmacokinetic analysis of CM24 shows exposure is dose - proportional across the 3 doses in this study • Well tolerated with no Dose Limiting Toxicities (DLTs) and no grade ≥ 4 Adverse Events (AEs) • Median Overall Survival 4.5 months (95% CI 2.0 - 11.1) for 11 PDAC patients PR SD SD SD SD

48 Planned 2 nd & 3 rd line PDAC Phase 2b study design To demonstrate enhanced efficacy in enriched population and contribution of parts – Advanced metastatic PDAC pts progressing on or after SoC chemotherapy or targeted therapy Serum CEACAM1/MPO within cutoffs of previous study Arm A SoC chemotherapy 1 Arm C CM24+SoC chemotherapy 1 Primary endpoints : ORR, PFS Secondary endpoints: OS, CA 19 - 9 R A rm B CM24+nivo+SoC chemotherapy 1 Arm A SoC chemotherapy 1 Arm C CM24+ SoC chemotherapy 1 A rm B CM24+nivo+ SoC chemotherapy Stage 1 (n=20/arm) Stage 2 (n=35/arm) 1 – Study regimen will alternate and depend on prior regimen 2 – Continue to Stage 2 in either arm B or C, IF Arm B vs. Arm C ORR/DCR is different , the arm with lower ORR/DCR will be discontinued; if the difference is small or none – continue with both arms Simon 2 - Stage Interim analysis 2

Appendix C | NT219

| 50 NT219 targets 2 critical signalling pathways simultaneously leading IRS1/2 to degradation and blocking STAT3 IRS1/2 • Promotes a tumor - protective microenvironment • O verexpressed in multiple tumor types • Activated as a feedback response to anti - cancer therapies • Regulates major survival pathways STAT3 • Well - established transcription factor associated with the tumorigenic phenotype • Hyperactivated in many cancers • Promotes proliferation, survival, angiogenesis and metastasis • Critical player in tumor immune evasion Hadas Reuveni et al. Cancer Res 2013;73:4383 - 4394 ; Machado - Neto et al. Clinics 2018; 73,suppl 1 e566s; Naokazu Ibuki, Mazyar Ghaffari, Hadas Reuveni et al. Mol Cancer Ther. 2014; 13(12): 2827 - 2839 ; Rampias et al . Oncogene 2016; 35(20):2562 - 4; Flashner - Abramson, Reuveni Hadas, Levitzki Alexander et al. Oncogene 2016;35(20):2675 - 80 ; 6 Sanchez - Lopez et al. Oncogene 2016;35(20):2634 - 44. Zhao C et al. Trends Pharmacol Sci. 2016;37(1):47 - 6; Johnson, Daniel E et al. Nature reviews. Clinical oncology 2018; 15(4): 234 - 248. Zi Ying et al. J Cell Biochem . 2018;119:9419 - 9432. Binding kinetics to IRS1 (Octet) Dose - dependent inhibition pSTAT 3 STAT 3 NT219 ( μ M) 0 1 3 10 NT219 triggers irreversible dephosphorylation of STAT3 STAT3 dephosphorylation following treatment No recovery following washout Phospho - STAT3 STAT3 Covalent binding of NT 219 leads to IRS degradation

51 Novel MOA: IRS Degradation By NT219 Blocking IGF1R - AKT Pathway 1 Binding to IRS 1 1 Reuveni et al. Cancer Res 2013 ; Ibuki et al. Mol Cancer Ther 2014 Ser - phosphorylation 2 Degradation 3 Covalent binding to IRS1/2 leads to the dissociation of IRS1/2 from IGF1R Serine phosphorylation prevents re - binding of IRS1/2 to the receptor CANCER CELL SURVIVAL CANCER CELL APOPTOSIS The proteasome degrades IRS1/2 IGF 1 IGF 1 R IRS AKT PI 3 K IGF 1 IGF 1 R IRS NT AKT IGF 1 IGF 1 R IRS pS pS AKT IGF 1 IGF 1 R AKT

52 Novel MOA Signal Transducer and Activator of Transcription 3 ( STAT 3 ) Inhibition • Point of convergence for numerous oncogenic signaling pathways • Central in regulating the anti - tumor immune response • Broadly hyperactivated both in cancer and non - cancerous cells within the tumor ecosystem and plays important roles in inhibiting the expression of crucial immune activation regulators and promoting the production of immunosuppressive factors • Targeting the STAT 3 signaling pathway has emerged as a promising therapeutic strategy for numerous cancers NT 219 demonstrates a durable and dose - dependent suppression of STAT 3 tyrosine phosphorylation, affecting both the tumor cells and the tumor microenvironment. Zou, S., Tong, Q., Liu, B. et al. Targeting STAT 3 in Cancer Immunotherapy. Mol Cancer 19 , 145 (2020). https:// doi.org / 10.1186 /s 12943 - 020 - 01258 - 7

53 Simultaneous Blockade of STAT 3 and AKT Pathways are Required to Overcome Resistance to EGFRi Overcoming drug resistance NT 219 NT 219 STAT 3 IRS EGFR EGFRi MEK / ERK TUMOR REGRESSION Proof of Concept: PDX model of Head and Neck Cancer Erlotinib+Ruxolitinib (n= 6 ) Erlotinib+Buparlisib (n= 6 ) Control (n= 6 ) Erlotinib (n= 8 ) Erlotinib+NT 219 (n= 6 ) Erlotinib+Ruxolitinib+Buparlisib (n= 8 ) STAT 3 IRS EGFR MEK Tumor Regression ERK PI 3 K AKT Tumor Survival Tumor Survival Buparlisib Ruxolitinib Erlotinib NT 219 NT 219 JAK By blocking both STAT 3 and IRS resistance pathways, NT 219 re - sensitizes tumors to anti - cancer therapies

54 NT 219 re - sensitizes  PD 1 - refractory models and restores sensitivity to EGFRi NT 219 +Pembrolizumab reverse  PD 1 - resistant GEJ tumors in a PDX model Days following tumor challenge (n= 10 ) (n= 10 ) (n= 10 ) (n= 10 ) * Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center; presented at AACR 2023 NT 219 +  PD 1 reverse  PD 1 - resistant melanoma in a syngeneic mouse model* Tumor Volume (mm 3 ) Tumor Volume (mm 3 ) Biopsy and PBMC are from a GEJ cancer patient who progressed on keytruda . Mice were treated 3 times ( d ays 0,5,10 ); Keytruda - 6 mg/kg IP NT 219 - 60 mg/kg IV TGI= 71 % P = 0.0056 SCCHN PDX model Head & Neck Cancer Recurrent/metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) metastasis, patient progress ed on chemoradiation, several chemotherapies and pembrolizumab . Treatments on days 0 , 3 and 10 , cetuximab - 1 mg/mouse, 3 mice/group; PBMCs ( 1.4 M cells/mouse) were injected on day 6 . ** p< 0.01 , * p< 0.02 based on one - way ANOVA with post hoc Tukey ’ s HSD test Lung Cancer PDX model Non - small cell lung cancer (NSCLC) Exon 19 deletion EGFR and T 790 M, biopsy of bone marrow metastasis, patient previously progressed on afatinib and Osimertinib. Osimertinib 5 mg/kg, NT 219 65 mg/kg, mean tumor volume at the end point, 3 mice/group;

55 NT 219 combination with α PD 1 achieves significant reprograming of the TME NT 219 and  PD 1 combination converted immuno - suppressive TME to immuno - reactive • Immune profiling of the ICB - resistant melanoma tumors following treatment of the mice with the NT 219 + αPD 1 revealed significant reprograming of the TME, while none of the monotherapies had an effect (n= 10 mice per group, analysis on day 13 following 5 treatments) • Collaboration with Prof. Bareli and Prof. Curran, M.D. Anderson cancer center, presented at AACR 2023 Activated cytotoxic T cells (% CD 8 + GZMB + ) Activated NK cells (% NK 1.1 + GZMB + ) NT 219 +  PD 1 leads to a significant increase in cytotoxic effector cells (T & NK cells) NT 219 +  PD 1 leads to a significant reduction in myeloid derived suppressor cells (MDSC) % Mo - MDSC (out of CD 45 + ) % Gr - MDSC (out of CD 45 + )

56 NT 219 +  PD 1 Converted Immuno - suppressive to Immuno - reactive TME Zou et al. Molecular Cancer (2020) 19:145 ; Rampias et al. Oncogene (2016) 35:2562 ; Flashner, Reuveni, Levitzki et al. Oncogene (2016) 35:2675 ; Sanchez - Lopez et al. Oncogene (2016) 35:2634  PD 1 + NT 219  PD 1 + NT 219  PD 1 + NT 219  PD 1 + NT 219  PD 1 + NT 219  PD 1 + NT 219  PD 1 + NT 219

57 Selected Publications Michael Karin Alexander Levitzki Menashe Bar - Eli Michael Cox

58 AACR Annual Meeting, April 2021 , AACR Virtual Special Conference on Epigenetics and Metabolism, Oct 2020 , Ido Wolf, MD, Head of Oncology Division, Tel Aviv Sourasky Medical Center Colon cancer LS - 513 cells overexpressing IRS 2 demonstrate enhanced  - catenin activity. Targeted inhibition of IRS 2 by NT 219 or IRS 2 - shRNA, suppresses the increased  - catenin activity, overcomes chemo - resistance, and inhibits LS - 513 cell viability and tumor growth in intracranial model. NT 219 inhibits the IRS to β - Catenin pathway and synergizes with 5 FU to suppress CRC tumor growth in mouse brain Chemo - resistance Immune evasion Brain Metastasis Tumor Growth epithelial - mesenchymal transition (EMT) IRS  - Cat IRS IRS 2 NT 219 downregulates IRS 2 and suppresses the  - catenin activity Silencing IRS 2 inhibits  - catenin activity In Vitro LS 513 sh - NS LS 513 sh - IRS 2 DAPI β - catenin IRS 2 Merge 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m 1 0 μ m In Vivo C. A. B. D.

59 Market size forecasted to >$ 5 b in 2030 Market Opportunity Recurrent or Metastatic Squamous Cell Carcinoma of Head and Neck (R/M SCCHN) Global Data Epidemiology and Market Size for 8 MM, accessed March 2025 . Rationale for combining cetuximab or pembrolizumab + NT 219 • STAT 3 and IRS - to - AKT/   catenin pathways, are known to be involved in cancer stem cell renewal, immune evasion, metastasis and highly involved in drug resistance to  PD 1 and cetuximab • SCCHN is the 6 th most common cancer type • 175 k new cases/year are expected by 2024 • 1 L standard of care has shifted from chemotherapy towards immuno - oncology + chemotherapy • EGFR and PD(L) - 1 are the only clinically validated targets in SCCHN • < 15 % of R/M SCCHN patients respond to cetuximab in 2 L • < 20 % of R/M SCCHN patients respond to Pembrolizumab in 1 L • New compounds currently in P 3 1 L Targeting the unmet medical need α - PD - 1 + Chemo 1 L 60 K pts NT 219 Cetuximab 2 L 48 K pts NT 219